EXHIBIT 17.1

Brad Baker
760 N. River Road
Venice, FL 34293
(941) 408-1984
(941) 497-6087 fax
bradbaker@comcast.net

January 7, 2007

Mr. Robert Machinist
Dobi Medical International
1200 MacArthur Blvd.
Mahwah, NJ 07430

Dear Bob:

Please accept my resignation from the Dobi Medical International Board of Directors effective immediately.

I have enjoyed working with you and other members of the board. I wish you continued success in your other endeavors.

Sincerely,

/s/ Brad Baker